UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73871 / December 18, 2014

Admin. Proc. File No. 3-16106

In the Matter of

ASIAN DRAGON GROUP, INC.,
ATLAS MINERALS, INC. (n/k/a
ATLAS CORPORATION),
BLUESKY SYSTEMS HOLDINGS, INC. (f/k/a
BLUESKY SYSTEMS CORP.),
CPC OF AMERICA, INC.,
MEZABAY INTERNATIONAL, INC.,
NETTER DIGITAL ENTERTAINMENT, INC., and
POWER3 MEDICAL PRODUCTS, INC. (a/k/a
POWER 3 MEDICAL PRODUCTS, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Asian Dragon Group, Inc., Atlas Minerals, Inc.
(n/k/a Atlas Corporation), Bluesky Systems Holdings, Inc. (f/k/a Bluesky Systems Corp.), CPC
of America, Inc., Mezabay International, Inc., Netter Digital Entertainment, Inc., or Power3
Medical Products, Inc. (a/k/a Power 3 Medical Products, Inc.), and the Commission has not
chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Asian Dragon Group, Inc., Atlas Minerals, Inc. (n/k/a Atlas Corp.), Bluesky Sys. Holdings,
Inc. (f/k/a Bluesky Sys. Corp.), CPC of Am., Inc., Mezabay Int'l, Inc., Netter Digital Entm't, Inc.,
and Power3 Med. Prod., Inc. (a/k/a Power 3 Med. Prod., Inc.)*, Initial Decision Rel. No. 689
(Oct. 10, 2014), 109 SEC Docket 19, 2014 WL 5088091. The stock symbols and Central Index
Key numbers are: AADG and 1314259 for Asian Dragon Group, Inc.; ATLR and 8302 for Atlas
Minerals, Inc. (n/k/a Atlas Corp.); BSKS and 1310893 for Bluesky Systems Holdings, Inc. (f/k/a
Bluesky Systems Corp.); CPCF and 1042728 for CPC of America, Inc.; MZBY and 1085113 for
Mezabay International, Inc.; NETTQ and 1001592 for Netter Digital Entertainment, Inc.; and
PWRM and 1063530 for Power3 Medical Products, Inc. (a/k/a Power 3 Medical Products, Inc.).

decision of the Commission with respect to Asian Dragon Group, Inc., Atlas Minerals, Inc. (n/k/a Atlas Corporation), Bluesky Systems Holdings, Inc. (f/k/a Bluesky Systems Corp.), CPC of America, Inc., Mezabay International, Inc., Netter Digital Entertainment, Inc., and Power3 Medical Products, Inc. (a/k/a Power 3 Medical Products, Inc.). The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Asian Dragon Group, Inc., Atlas Minerals, Inc. (n/k/a Atlas Corporation), Bluesky Systems Holdings, Inc. (f/k/a Bluesky Systems Corp.), CPC of America, Inc., Mezabay International, Inc., Netter Digital Entertainment, Inc., and Power3 Medical Products, Inc. (a/k/a Power 3 Medical Products, Inc.), are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
 	
ASIAN DRAGON GROUP, INC.,
ATLAS MINERALS, INC. (n/k/a
   ATLAS CORPORATION),
BLUESKY SYSTEMS HOLDINGS, INC. (f/k/a
   BLUESKY SYSTEMS CORP.),
CPC OF AMERICA, INC.,
MEZABAY INTERNATIONAL, INC.,
NETTER DIGITAL ENTERTAINMENT, INC., and
POWER3 MEDICAL PRODUCTS, INC. (a/k/a
   POWER 3 MEDICAL PRODUCTS, INC.)
	INITIAL DECISION OF DEFAULT
	
	October 10, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Asian Dragon Group, Inc. (Asian Dragon), Atlas Minerals, Inc. (n/k/a Atlas Corporation) (Atlas), Bluesky Systems Holdings, Inc. (f/k/a Bluesky Systems Corp.) (Bluesky), CPC of America, Inc. (CPC), Mezabay International, Inc. (Mezabay), Netter Digital Entertainment, Inc. (Netter), and Power3 Medical Products, Inc. (a/k/a Power 3 Medical Products, Inc.) (Power3) (collectively, Respondents). The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 15, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondents were served with the OIP by September 17, 2014, in

accordance with Commission Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by September 30, 2014. *See* 17 C.F.R. §§ 201.160(b), .220(a)-(b). To date, no Respondent has filed an Answer.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Asian Dragon, Central Index Key (CIK) No. 1314259, is a defaulted Nevada corporation located in Spokane, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asian Dragon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2011, which reported a net loss of $39,902 for the prior nine months. As of September 5, 2014, the common stock of Asian Dragon was quoted on OTC Link operated by OTC Markets Group Inc., formerly "Pink Sheets" (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3) (Piggyback Exception).

Atlas, CIK No. 8302, is a Colorado corporation located in Tucson, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Atlas is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2003, which reported a net loss of $1,034,000 for the prior year. As of September 5, 2014, the common stock of Atlas was quoted on OTC Link, had six market makers, and was eligible for the Piggyback Exception.

Bluesky, CIK No. 1310893, is a revoked Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bluesky is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $120,052 for the prior nine months. As of September 5, 2014, the common stock of Bluesky was quoted on OTC Link, had seven market makers, and was eligible for the Piggyback Exception.

CPC, CIK No. 1042728, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CPC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $709,277 for the prior nine months. As of September 5, 2014, the common stock of CPC was quoted on OTC Link, had nine market makers, and was eligible for the Piggyback Exception.

Mezabay, CIK No. 1085113, is a revoked Nevada corporation located in Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mezabay is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010. As of

September 5, 2014, the common stock of Mezabay was quoted on OTC Link, had seven market makers, and was eligible for the Piggyback Exception.

Netter, CIK No. 1001592, is a forfeited Delaware corporation located in North Hollywood, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Netter is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of $1,029,684 for the prior nine months. On July 14, 2000, Netter filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was converted to a Chapter 7 proceeding on October 4, 2000, and was closed on February 28, 2008. As of September 5, 2014, the common stock of Netter was not publicly quoted or traded.

Power3, CIK No. 1063530, is a New York corporation located in The Woodlands, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Power3 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $62,519,978 for the period from May 18, 2004 through September 30, 2011. On March 15, 2012, Power3 filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was still pending as of September 5, 2014. As of September 5, 2014, the common stock of Power3 was quoted on OTC Link, had eight market makers, and was eligible for the Piggyback Exception.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents each failed to timely file required periodic reports. As a result, Respondents each failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend

for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Each Respondent's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, each Respondent has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Asian Dragon Group, Inc., Atlas Minerals, Inc. (n/k/a Atlas Corporation), Bluesky Systems Holdings, Inc. (f/k/a Bluesky Systems Corp.), CPC of America, Inc., Mezabay International, Inc., Netter Digital Entertainment, Inc., and Power3 Medical Products, Inc. (a/k/a Power 3 Medical Products, Inc.), are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are each notified that they may move to set aside the default in this case. Pursuant to 17 C.F.R. § 201.155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

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Jason S. Patil
Administrative Law Judge